                                   OppenheimerFunds, Inc.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008

February 13, 2007

Via Electronic Transmission
Mr. Larry L. Greene
Senior Counsel
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:    OFI Tremont Market Neutral Hedge Fund
       Schedule TO - Tender Offer Statement Under Section 14(d)
       or 13(e) of the Securities Exchange Act of 1934

Dear Mr. Greene:

     Pursuant to our telephone  conversation February 8, 2007, this letter is in response to your  comments on the  Schedule TO  regarding  the tender offer (the
"Tender Offer  Documents") by OFI Tremont Market Neutral Hedge Fund (the "Fund")
filed with the  Commission on January 31, 2007.  For your  convenience,  we have included  each of your  comments  in  italics,  followed  by our  response.  The captions  used  below  correspond  to the  captions  used  in the  Tender  Offer
Documents, and defined terms have the meanings defined therein.

     1. General  Comment:  Please clarify within the filing the rule under which these filings are made.

     We have added the disclosure as requested.

     2. Summary Term Sheet. In the 10th bulleted paragraph, please disclose that shareholders  will be able to  tender  shares  after  the  stated  deadline  for tendering shares, if the offer is extended beyond that date.

     We have added the disclosure as requested.

                         **************************************

     We acknowledge  that the fund is responsible for the adequacy and accuracy of the  disclosure  in the filing;  staff  comments or changes to  disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission  from taking any action with respect to the filing;  and the fund may not assert staff  comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

     As  discussed  during our  February 8 telephone  call,  we will include the changes to the Schedule TO documents  for the Fund's next tender  offer.  Please direct any  questions  you may have  regarding the filings or this letter to the undersigned at 212-323-0310 or to Lisa Bloomberg at 212-323-0560.

                                           Sincerely,

                                           /s/ Taylor V. Edwards
                                           Taylor V. Edwards
                                           Vice President and Assistant Counsel

cc:      Ronald M. Feiman, Esq.
         Phillip S. Gillespie, Esq.
         Gloria LaFond
         Brian Petersen
         Nancy S. Vann, Esq.
         Brian Wixted
         Robert Zack, Esq.